

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Via U.S. Mail

David G. Zatezalo
Presidents and Chief Executive Officer
Rhino GP LLC
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

> **Re:** **Rhino Resource Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2010**
> **File Number 333-166550**

Dear Mr. Zatezalo:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We remind you of prior comments 1 and 2. For example, once you disclose the price range and midpoint information and provide details regarding the applicable percentages of your common units, subordinated units, and combined units held or controlled by your general partner and affiliates, we may have additional comments. In that regard, we note also your response to prior comment 23.

2. Please provide us with all promotional and sales materials prior to their use. We will need sufficient time to review and comment upon all such materials.

Prospectus Cover Page

3.   We note that you have not yet determined the amount of the minimum payment, nor have you supplied the related disclosure. Depending on the particulars, we may have additional comments. For example, if true, include a new bulleted risk factor here and appropriate disclosure elsewhere in your document which states explicitly that you had a shortfall over the past four quarters that would have prevented you from paying the "minimum" quarterly distribution on all units as a whole, including subordinated units. If such was the case for more than one quarter, specify how many of the previous four quarters would have experienced such a deficiency. We note the related disclosure at page 62, in which you characterize the deficiency as your ability to pay a certain specified percentage. Recast that discussion accordingly, and provide sufficient detail in the corresponding risk factor to make clear the extent of the deficiency in each quarter. Also disclose the aggregate shortfall in each referenced period.

Summary, page 1

Our Properties, page 1

4.   We note your disclosure that, as of March 31, 2010, you "controlled an estimated 307.8 million tons of proven and probable coal." We also note you appear to present 100% of the production and reserves for the Rhino Eastern Complex in your tabular disclosure on page 3. Please clarify why you "control" reserves related to an unconsolidated affiliate, and tell us why you believe it is appropriate to include 100% of the production and reserves of an unconsolidated affiliate in your tabular disclosure. Please note this comment applies to disclosure and tables throughout your document.

Organizational Structure, pages 8-9

5.   We note your response to our prior comment ten from our letter dated June 4, 2010. Please expand each footnote 1 to clarify the corresponding references to Wexford and Wexford Capital.

Pro Forma and Forecasted Results of Operations and Cash Available for Distribution, page 61

6.   If you do not intend to provide updated information for a four quarter period that ends at least 12 months in the future, please explain why. Also, provide appropriate Risk Factors and other disclosure to emphasize the fluidity of your forecast information, providing particulars as necessary. For example, in your prospectus dated May 5, 2010, you indicated that projected revenues were estimated to be 352.1 million; the cost of operations was pegged at $221.1 million; and DDA was to be $37.5 million. By the time you prepared your prospectus dated June 21, 2010, a mere six weeks later, those numbers had

substantially changed, to $302.9 million; $195.6 million; and $34.2 million, respectively. Make clear why there have been material changes to the forecasts in each case.

7. Provide tabular disclosure which sets forth both historical results and quarter-by-quarter estimate information and which clearly quantifies any shortfalls, if you have it. If you do not have the information, make clear what you are suggesting vis-a-vis your ability over the next four quarterly periods to make consistent quarterly minimum distributions without borrowing needed funds. If you (a) did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated "minimum" "quarterly" distribution for the indicated period or (b) did so but expect potential shortfalls in certain periods, revise all related disclosure to make this clear.

8. Revise to eliminate the suggestion that your disclosure "is not fact and should not be relied upon as being necessarily indicative of future results…." You are responsible for all disclosure which appears in your filings.

9. We refer you to the definition of "available cash" at page 71. Explain further in necessary detail the purpose and effect of the last bullet point. In that connection, clarify whether advances pursuant to the credit facility (whether before or subsequent to the end of the quarter) may be used to pay a portion of the minimum quarterly distribution in a given quarter where, for example, operational cash flow did not provide sufficient capital for that purpose. We may have additional comments.

Cash Distribution Policy and Restrictions on Distributions, page 58

Rhino Resource Partners LP Cash Available for Distribution, page 64

10. We note the consolidated forecasted net income shown in your forecast of cash available for distribution for the 12 months ended June 30, 2011 includes approximately $8.7 million of equity in earnings of your unconsolidated Rhino Eastern LLC affiliate. We also note you do not make any adjustment for your equity in earnings to arrive at forecasted cash available for distribution. Please revise your disclosure to clarify why you believe your equity in the earnings of your unconsolidated affiliate represents cash available for distribution.

11. The line item 'Total Distributions' is demarcated with footnote (9). However, footnote (9) does not appear to be defined below your table. In addition, we are unable to locate footnote (8) in the tabular disclosure. Please revise.

Business, page 139

Our Properties, page 139

12.   We note you added disclosure in response to prior comment 35 to indicate that your proven and probable coal reserves at December 31, 2009 were not materially different than those presented for March 31, 2010. Please describe to us in detail the significant assumptions you used that formed the basis of this conclusion.

Our Management, page 146

13.   We note your response to our prior comment 34. To the extent you retain your assertion of "a proven and profitable track record", further explain to the staff what the average annual rate of return for the identified assets was over the referenced period. Also provide us with the corresponding rate of inflation over that period.

Mine Health and Safety Laws, page 164

14.   We note your response to our prior comment 37 and we reissue the comment in part. Your revised disclosure on page 166 states "[f]rom time to time, certain mines . . . may have been required to suspend or shutdown operations temporarily . . . ." Please indicate if any of the operations under your control were temporarily idled, closed, or shutdown during your 2009 fiscal year as a result of an accident or safety concern.

Employment Agreements, page 188

Bonus Awards, page 189

15.   We note your revised disclosure that your bonus determinations for 2009 included a review of your "performance with respect to various safety measures and [y]our profitability for the year". Please disclose for 2009 and 2010, on a company and individual basis, such company and individual performance objectives. In addition, disclose the actual results attained during 2009 for each as compared to the goals established at the beginning of the year. To the extent you believe that disclosure of the quantitative or qualitative performance information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide to us a detailed explanation regarding such conclusion. If you have an appropriate basis for omitting this information, you must discuss the difficulty or likelihood of the company and each named executive officer to attain the undisclosed performance levels. Refer to Question and Answer 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

Rhino Energy LLC Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and General

Investment in Joint Venture, page F-13

16.   We are continuing to consider your response to prior comment 47. We will
        provide any additional comments under separate cover.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

David G. Zatezalo
Rhino Resource Partners LP
July 12, 2010
Page 6

        You may contact Mark Shannon, Branch Chief, at (202) 551-3299 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392, or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

cc: Via Facsimile
        Brenda K. Lenahan
        (212) 237-0100